

Mail Stop 4631

August 13, 2009

via U.S. mail and facsimile

Peter C. DeChants, CFO
Kaydon Corporation
315 Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

>   **RE: Kaydon Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Forms 10-Q for the Fiscal Quarter Ended April 4, 2009 and**
>   **July 4, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2009**
>   **File No. 1-11333**

Dear Mr. DeChants:

        We have reviewed your response letter dated August 10, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Critical Accounting Policies and Estimates, page 13

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13

1. We note the revised disclosures you have provided in response to comment 2 in our letter dated July 24, 2009. It remains unclear how the disclosures you intend to include in future filings adequately addresses the concerns raised in our previous comment. In this regard, please revise the disclosures you intend to include in future

filings to clearly communicate to investors why you believe the long term growth
rates following your planning periods for each of your reporting units will be the
same given the material differences noted in the reportable segments' historical
operating margins. Please provide us with the disclosures you intend to include in
future filings. To help us better understand your disclosures, please provide us with
the following information for each of your reporting units by reportable segment:

- Goodwill balance as of the most recent balance sheet date and impairment testing
  date;
- Carrying value as of the most recent impairment testing date;
- Estimated fair value as of the most recent impairment testing date;
- Material assumptions (i.e., projected revenue growth, future operating margins,
  terminal values based on growth rates in perpetuity, discount rates, etc.); and
- Historical values for the material assumptions as of and for the fiscal year ended
  December 31, 2008 and six-months ended July 4, 2009.

* * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, me at (202) 551-3355, if you have questions regarding comments on the
financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief